Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Formation/Organization
Keystone Redevelopment Partners, LLC	Delaware
TERH LP Inc.	Delaware
TER Development Co. LLC	Delaware
TER Keystone Development Co., LLC	Delaware
TER Management Co., LLC	Delaware
Trump Entertainment Resorts Holdings, L.P.	Delaware
Trump Entertainment Resorts Development Company, LLC	Delaware
Trump Marina Associates, LLC	New Jersey
Trump Plaza Associates, LLC	New Jersey
Trump Taj Mahal Associates, LLC	New Jersey